UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 19, 2012, entitled "Statoil: Changes to financial calendar 2012 ".

Statoil: Changes to financial calendar 2012

Please note that Statoil ASA's (OSE:STL, NYSE:STO) announcement of 1Q results has been moved to Tuesday 8 May 2012.

Venue: Oslo, Norway

Contacts:

Investor relations:
Hilde Merete Nafstad, senior vice president investor relations,
Tel: +47 95 78 39 11

Morten Sven Johannessen, senior vice president investor relations USA,
Tel: +1 203 570 2524

Press:
Jannik Lindbæk Jr, vice president for media relations,
Tel: +47 97 75 56 22

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 19, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer